

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2010

By U.S. Mail and Facsimile to (254) 399-2063

David M. Martin
Chief Financial Officer
Life Partners Holdings, Inc.
204 Woodhew Drive
Waco, Texas 76712

      Re: **Life Partners Holdings, Inc.**
              Form 10-K for the Fiscal Year Ended February 28, 2009
              File No. 0-07900

Dear Mr. Martin:

      We have completed our review of your Form 10-K for the fiscal year ended February 28, 2009, and we have no further comments.

                  Sincerely,

                  Christian Windsor
                  Special Counsel